Exhibit 99.1

Richmont Mines Reports Strong Second Quarter Financial Results Driven by Solid Operational and Record Cost Performance from the Island Gold Mine; Reports Net Free Cash Flow of $19.2 (US$14.3) Million

TORONTO, Aug. 3, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE: RIC) ("Richmont" or the "Corporation") announces operating and financial results for the three and six months ended June 30, 2017, driven by solid results from the Island Gold Mine. The Corporation will host a conference call and webcast on Thursday, August 3, 2017, beginning at 8:30 a.m. Eastern Time (details below.) (All amounts are in Canadian dollars, unless otherwise indicated.)

Second Quarter Highlights

•	Company-wide production was 31,249 ounces of gold (35,040 ounces sold) for the quarter, primarily driven by solid production from the Island Gold Mine of 26,110 ounces of gold (29,534 ounces sold).
•	Company-wide cash costs[1] for the quarter were $725 (US$539) per ounce, positively impacted by record low cash costs from the Island Gold Mine of $580 (US$431) per ounce.
•	Company-wide All-In-Sustaining Costs[1] ("AISC") of $957 (US$711) per ounce, positively impacted by record low AISC of $677 (US$503) per ounce from the Island Gold Mine.
•	The Island Gold Mine remains on-track to meet, or beat, annual production and cost guidance.
•	Second quarter revenues of $59.3 (US$44.1) million.
•	Earnings of $10.5 (US$7.8) million, or $0.17 (US$0.12) per share.
•	Operating cash flow[1] (before changes in non-cash working capital) was $24.9 (US$18.5) million, or $0.39 (US$0.29) per share.
•	Net free cash flow[1] was $19.2 (US$14.3) million, or $0.30 (US$0.22) per share.
•	Cash balance at the end of the quarter increased to $95.9 (US$73.9) million, an increase of $20.7 (US$15.4) million over the first quarter; working capital increased to $81.4 (US$62.7) million.
•	The results of the Expansion Case Preliminary Economic Assessment ("PEA") were released during the second quarter, supporting strong production growth of 22% at low industry cash costs and a robust cash flow stream over an initial eight-year Phase 1 period. The ramp-up is currently advancing and the mill is anticipated to achieve the target run rate of 1,100 tonnes per day in the latter part of 2018 once the expansion is completed.
•	On July 27, 2017 the Corporation provided an update from its strategic exploration drilling program currently underway at the Island Gold Mine. Recent exploration drilling has intersected high-grade, wide mineralization in the down plunge extension of the main Island Gold deposit with Hole MH8-4 intersecting 19.85 g/t gold over 8.4 metres (true width and assays capped at 70 g/t gold).

"The positive results for the quarter were supported by another consecutive quarter of solid production and record low cash costs reported from our cornerstone Island Gold Mine. This strong operational and cost performance drove robust cash flow streams even during a period of accelerated investment in our strategic expansion and exploration programs at Island Gold," stated Renaud Adams, CEO. He continued, "Company-wide, our focus remains on creating sustainable shareholder value by driving ongoing operational and cost efficiencies throughout the organization and maintaining our disciplined approach to capital allocation. Over the balance of the year, we will continue to focus on further unlocking the potential of the Island Gold Mine as we position the operation to be one of the lowest cost producers in the Americas."

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1 Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures contained in the Q2 2017 Management's Discussion and Analysis.

Financial Highlights

(in thousands of $, except per share amounts)	Quarter ended June 30, 2017	Quarter ended June 30, 2016	Six-Months ended June 30, 2017	Six-Months ended June 30, 2016
Revenue from mining operations	59,278	40,618	105,740	93,252
Net earnings per share, basic	0.17	0.04	0.25	0.19
Operating cash flow, per share(1)	0.48	0.25	0.68	0.54
Operating cash flow (before non-cash changes in working capital), per share(1)	0.39	0.19	0.65	0.55
Net free cash flow, per share(1)	0.30	0.05	0.31	0.07
Revenue from mining operations (US$)	44,073	31,521	79,236	70,104
Net earnings per share, basic (US$)	0.12	0.03	0.19	0.14
Operating cash flow, per share(1) (US$)	0.36	0.19	0.51	0.41
Operating cash flow (before non-cash changes in working capital), per share(1) (US$)	0.29	0.15	0.49	0.41
Net free cash flow, per share(1) (US$)	0.22	0.04	0.23	0.05

(1) Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q2 2017 Management's Discussion and Analysis.

Operational Highlights

	Quarter ended June 30, 2017	Quarter ended June 30, 2016	Six-Months ended June 30, 2017	Six-Months ended June 30, 2016
Gold produced (oz)	31,249	23,320	60,650	55,689
Gold sold (oz)	35,040	24,888	63,568	57,127
Average cash costs per ounce ($)(1)	725	895	754	841
Average AISC per ounce ($)(1)	957	1,322	1,031	1,193
Average realized gold price per ounce ($)	1,688	1,628	1,659	1,629
Average cash costs per ounce (US$)(1)	539	695	565	632
Average AISC per ounce (US$)(1)	711	1,026	773	897
Average realized gold price per ounce (US$)	1,255	1,263	1,243	1,225

(1) Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q2 2017 Management's Discussion and Analysis.

Island Gold Mine Highlights

ISLAND GOLD MINE	Quarter ended June 30, 2017	Quarter ended June 30, 2016	Six-Months ended June 30, 2017	Six-Months ended June 30, 2016
Gold produced (oz)	26,110	18,617	49,882	45,206
Gold sold (oz)	29,534	20,147	52,183	46,178
Cash costs per ounce ($)(1)	580	757	618	706
AISC per ounce ($)(1)	677	1,029	751	927
Realized gold price per ounce ($)	1,686	1,627	1,659	1,627
Cash costs per ounce (US$)(1)	431	588	463	531
AISC per ounce (US$)(1)	503	799	563	697
Realized gold price per ounce (US$)	1,254	1,263	1,243	1,223
Underground tpd	1,148	911	1,084	882
Mill tonnes	85,578	79,924	168,943	155,830
Mill tpd	940	878	933	856
Head grade (g/t gold)	9.73	7.51	9.46	9.36
Recoveries (%)	97.6	96.5	97.1	96.4
Sustaining costs ($000's)	2,877	5,480	6,949	10,193
Project costs ($000's)	5,970	7,946	11,899	14,933
Non-sustaining exploration ($000's)	4,889	3,624	8,651	7,394
Sustaining costs (US$000's)	2,139	4,253	5,207	7,663
Project costs (US$000's)	4,439	6,166	8,916	11,226
Non-sustaining exploration (US$000's)	3,635	2,812	6,483	5,559

(1) Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q2 2017 Management's Discussion and Analysis.

Island Gold Mine Highlights

•	Production for the quarter was 26,110 ounces of gold (29,534 ounces sold). The mine is now well positioned to achieve, or exceed, the high-end of annual production guidance for the year.
•	Record low cash costs for the quarter of $580 (US$431) per ounce, significantly below annual cash cost guidance. The mine is now well positioned to achieve, or beat, the low-end of annual cash costs guidance for the year.
•	AISC for the quarter were $677 (US$503) per ounce, significantly below annual AISC guidance for the year.
•	For the quarter, project capital, primarily related to the expansion, was $6.0 (US$4.4) million and exploration expense was $4.9 (US$3.6) million.
•	Mill head grade for the quarter was 9.73 g/t gold, partially resulting from lower than planned dilution in development ore and the impact of development in the high grade portions of the wider sections of veins located on the 800 and 820 metre levels.
•	Record underground mine and mill productivities for the quarter, averaging 1,148 and 940 tonnes per day, respectively, with lower-grade underground ore stockpiled for future processing, also contributing to the improved overall mill head grade for the quarter.
•	During the quarter, long-hole stope mining continued in the first and second mining horizons and development in ore was advanced as planned in the higher-grade third mining horizon. Stoping in the lower grade extensions of the third mining horizon is expected to begin in the fourth quarter.
•	The eastern portion of the main ramp system has achieved a vertical depth of 860 metres as planned, allowing the development of the western portion of the main ramp system to begin during the second quarter.
•	For the first six months, development of the 620 metre and 840 metre level exploration drifts advanced 250 metres and 80 metres, respectively, supporting ongoing exploration and delineation drilling both laterally to the east and at depth.
•	During the quarter the transition from underground development contractors to the internal workforce was initiated as planned, this is expected to further reduce development costs over the balance of the year.
•	The results of the Expansion Case PEA were released during the second quarter (see May 29, 2017 press release). The study represents another step in a multi-phased approach to unlock the potential of the Island Gold Mine. The PEA confirms the increase in underground mine and mill productivity to 1,100 tonnes per day supporting strong production growth of 22% at low industry cash costs and a robust cash flow stream over an eight-year Phase 1 period, for a low incremental capital cost of $28.2 (US$20.9) million. The ramp-up to 1,100 tonnes per day is currently advancing and the operation is anticipated to achieve the target run rate in the latter part of 2018.
•	On July 27, 2017 the Corporation provided an update Island Gold Mine exploration drilling program where recent exploration drilling intersected high-grade, wide mineralization in the down plunge extension of the main Island Gold deposit with Hole MH8-4 intersecting 19.85 g/t gold over 8.4 metres (true width and assays capped at 70 g/t gold). Please refer to the Corporation's July 27, 2017 press release for additional information about the results from the drilling program.

Beaufor Mine Highlights

BEAUFOR MINE	Quarter ended June 30, 2017	Quarter ended June 30, 2016	Six-Months ended June 30, 2017	Six-Months ended June 30, 2016
Gold produced (oz)	5,139	4,703	10,768	9,318
Gold sold (oz)	5,506	4,741	11,385	9,778
Cash costs per ounce ($)(1)	1,502	1,484	1,380	1,439
AISC per ounce ($)(1)	1,791	1,897	1,682	1,810
Realized gold price per ounce ($)	1,697	1,635	1,660	1,642
Cash costs per ounce (US$)(1)	1,117	1,152	1,034	1,082
AISC per ounce (US$)(1)	1,332	1,473	1,260	1,361
Realized gold price per ounce (US$)	1,262	1,269	1,244	1,234
Underground tpd	339	286	346	304
Mill tonnes	31,414	28,281	61,423	57,599
Head grade (g/t gold)	5.21	5.27	5.60	5.11
Recoveries (%)	97.7	98.1	97.4	98.4
Sustaining costs ($000's)	1,596	1,958	3,450	3,632
Non-sustaining exploration costs ($000's)	214	-	354	-
Sustaining costs (US$000's)	1,187	1,519	2,585	2,730
Non-sustaining exploration costs (US$000's)	158	-	265	-

(1) Non-IFRS performance measure. Refer to the Non-IFRS performance measures section contained in the Q2 2017 Management's Discussion and Analysis.

Beaufor Mine Highlights

•	Production for the quarter was 5,139 ounces of gold (5,506 ounces sold). Production in the quarter was lower than anticipated, primarily due to lower grades mined as higher than expected dilution was reported from one stope located in the Q Zone.
•	Cash costs of $1,502 (US$1,117) per ounce, higher than annual guidance, are primarily related to lower production achieved for the quarter.
•	AISC for the quarter were $1,791 (US$1,332) per ounce.
•	Exploration expense was $0.3 (US$0.2) million for the quarter.
•	Underground productivity was 339 tonnes per day. During the quarter, the majority of mining activities were within the main Q Zone, however beginning in Q3 mining flexibility is expected to improve as additional ore will be sourced from new parallel structures.
•	During the quarter, the Corporation advanced the review of strategic alternatives regarding the Beaufor Mine and Camflo Mill.

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Corporation's website at www.richmont-mines.com or under the Corporation's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

2017 Second Quarter Results Webcast and Conference Call

Senior management will discuss second quarter financial results during a conference call and webcast scheduled on Thursday, August 3, 2017 at 8:30 a.m. E.T.

Webcast access

http://event.on24.com/r.htm?e=1464043&s=1&k=2332374CD8C93FEF484C8DE7AA03A11F

Telephone access

•	Toll free (Canada & U.S.): 1 888 390-0546
•	Toronto local & International: 1 416 764-8688

A replay will be available until August 17, 2017 by dialing 1 416 764-8677 (Toronto local and international) or 1 888 390-0541 (toll free in Canada and U.S.), using pass code 269710#. The webcast and presentation slides will be archived on the Corporation's website at www.richmont-mines.com.

Non-International Financial Reporting Standards ("IFRS") Performance Measures
"Cash cost per ounce", "All-in Sustaining Costs", "net free cash flow" and "operating cash flow" are non-IFRS performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For full disclosure and reconciliation of these measures, refer to the Non-IFRS Performance Measures section contained in the Q2 2017 Management's Discussion and Analysis.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the United States Securities and Exchange Commission (the "SEC"). The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The scientific or technical information in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/August2017/03/c2395.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101 ; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 03-AUG-17